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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                    NHP,Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    62913E105
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                                 (CUSIP Number)

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons.
          WALLACE R. WEITZ & COMPANY         47-0654095
2)   Check the Appropriate Box if a Member of a Group.
          (a)  [   ]
          (b)  [ X ]

3)   SEC Use Only.

4)   Citizenship or Place of Organization.
          STATE OF NEBRASKA

Number of Shares Beneficially Owned by Each Reporting Person With:

     5)   Sole Voting Power: 740,000

     6)   Shared Voting Power: NONE

     7)   Sole Dispositive Power: 740,000

     8)   Shared Dispositive Power: NONE

9)   Aggregate Amount Beneficially Owned by Each Reporting Person.
          740,000
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [  ]

11)  Percent of Class Represented by Amount in Row 9.
          5.9%
12)  Type of Reporting Person.
          IA
Check the following box if a fee is being paid with this statement  [  ]

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SCHEDULE 13G                                                            Page -2-

Item 1(a).   Name of Issuer:
                NHP, INC.

Item 1(b).   Address of Issuer's Principal Executive Office:
                8065 LEESBURG PIKE, SUITE 400
                VIENNA, VIRGINIA 22182-2738

Item 2(a).   Name of Person Filing:
                WALLACE R. WEITZ & COMPANY

Item 2(b).   Address of Principal Business Office:
                1125 SOUTH 103RD STREET, SUITE 600
                OMAHA, NEBRASKA 68124-6008

Item 2(c).   Citizenship:
                STATE OF NEBRASKA

Item 2(d).   Title of Class of Securities:
                COMMON

Item 2(e).   CUSIP Number:
                62913E105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23-d(b), check whether the person filing is a:
                [ X ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVSTMENT ADVISER ACT OF 1940

Item 4.      Ownership
                (A)  740,000
                (B)  5.9%
                (C)  (I) SOLE POWER TO DIRECT VOTE 740,000
                     (III)SOLE POWER TO DISPOSE 740,000

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Item 10.     Certification
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              /s/ Wallace R. Weitz
                              --------------------------------------------------
                              Wallace R. Weitz, President

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date: 1/20/97              /s/ Wallace R. Weitz
                  ------------          ----------------------------------------

                                        Wallace R. Weitz, President